SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File No.  0-22703

MCK Communications, Inc.

(Exact name of registrant as specified in its charter)

117 Kendrick Street, Needham, Massachusetts, 02494, (617) 454-6100

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.001 par value per share

(Title of each class of securities covered by this Form)

none

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

      Approximate number of holders of record as of the certification or notice date: One (1)

      Pursuant to the requirements of the Securities Exchange Act of 1934, MCK Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	September 26, 2003	By:	/s/ Juliet M. Reising

Name: Juliet M. Reising Title: Vice President